UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange

Act of 1934

(Amendment No. 3)

COMPUTER SOFTWARE INNOVATIONS, INC.

(Name of Subject Company)

COMPUTER SOFTWARE INNOVATIONS, INC.

(Names of Persons Filing Statement)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

205395106

(CUSIP Number of Class of Securities)

David B. Dechant

Chief Financial Officer

900 East Main Street, Suite T, Easley, South Carolina 29640

(864) 855-3900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William L. Pitman, Esq.

Smith Moore Leatherwood LLP

300 E. McBee Avenue, Suite 500

Greenville, South Carolina 29601

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Computer Software Innovations, Inc., a Delaware corporation (the “Company”), on October 10, 2012 and amended on October 15, 2012 and October 24, 2012. The Schedule 14D-9 relates to the tender offer by NHCC Merger Corp., a Delaware corporation (“Merger Sub”), which is a wholly-owned subsidiary of N. Harris Computer Corporation, a company organized under the Business Corporations Act (Ontario) (“Parent” or “Harris”), to purchase all outstanding shares of the Company Capital Stock, at a price per share of $1.10 cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 10, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Merger Sub with the SEC on October 10, 2012. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated by reference herein. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 2, 2012, by and among Parent, Merger Sub, the Company, and, solely for the purposes of Section 9.14 thereof, Constellation Software Inc., a company organized under the Business Corporations Act (Ontario) (“Guarantor” or “Constellation”) (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by adding the following text thereto:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of Tuesday, November 6, 2012 (the “Expiration Time”). The depositary for the Offer has indicated that, as of the Expiration Time, 5,792,191 shares of Common Stock and 6,590,736 shares of Preferred Stock (excluding, in each case, shares subject to guarantees of delivery) had been validly tendered and not validly withdrawn in the Offer, representing approximately 85.6% and 100% of the outstanding shares of Common Stock and Preferred Stock, respectively.

The number of shares of Common Stock tendered pursuant to the Offer satisfies the Minimum Condition, as such term is defined in the Offer to Purchase. Merger Sub has accepted for payment all shares of Company Capital Stock that were validly tendered and not validly withdrawn pursuant to the Offer and will promptly make payment to the Depositary for such Company Capital Stock.

Merger Sub currently intends to exercise its Top-Up Option, pursuant to which the Company will issue shares of Common Stock to Merger Sub, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Merger Sub and Harris can effect a short-form merger under applicable Delaware law.

As a result of the purchase of Company Capital Stock in the Offer and the issuance of shares of Common Stock pursuant to the Top-Up Option, Merger Sub will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Accordingly, Merger Sub intends to effect a short-form merger in which Merger Sub will be merged with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned subsidiary of Harris. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Company Capital Stock owned by Harris, Merger Sub or the Company, as treasury stock or otherwise, or any of their respective direct or indirect wholly-owned subsidiaries, all of which will be cancelled and retired and will cease to exist, and any Company Capital Stock held by stockholders who validly exercise appraisal rights under Delaware law), together with the associated common share purchase rights if any are outstanding, will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding or stock transfer taxes.

On November 7, 2012, Constellation and the Company issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(1)(K) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(K)*	Joint Press Release issued by Constellation and the Company, dated November 7, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David B. Dechant
(Signature)

David B. Dechant, Chief Financial Officer
(Name and title)

November 7, 2012
(Date)

Instruction to Signature: The statement must be signed by the filing person or that person’s authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative’s authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See § 240.14d-1(f) with respect to signature requirements.

Exhibit Index

Exhibit No.	Description

(a)(1)(K)*	Joint Press Release issued by Constellation and the Company, dated November 7, 2012.

*	Filed herewith